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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)


                        The Emerging Germany Fund Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   290913102
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                                 (CUSIP Number)


                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 8, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 6 Pages
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CUSIP NO. 290913102                 13D                     PAGE 2 OF 6 PAGES

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1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Bankgesellschaft Berlin AG
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS                                                  WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Federal Republic of Germany
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      NUMBER OF          7. SOLE VOTING POWER                        1,349,900
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   1,349,900
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                         0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,349,900
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  9.6%
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14.   TYPE OF REPORTING PERSON                                             BK
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                               Page 2 of 6 Pages
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This Amendment No. 2 amends and supplements Item 3, Item 5 and Exhibit A of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of The Emerging Germany Fund Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of the funds used by the Bank to purchase the 195,100 shares of Common Stock reported in Item 5(c) was working capital and aggregated approximately $2,084,407 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 17, 1997, relating to the 1997 Annual Meeting of Stockholders states that, as of the close of business on March 7, 1997, there were 14,008,304 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,349,900 shares of Common Stock, which constitute approximately 9.6% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) Since May 27, 1997, the date of the filing of Amendment No. 1 to the Schedule 13D relating to its ownership of shares of Common Stock, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange, except as indicated:


       Date              Number of Shares Purchased          Price Per Share
------------------     ------------------------------     ---------------------
May 30, 1997                       1,300(1)                     $ 8.9402(2)
June 24, 1997                      4,400                         10.0625
June 26, 1997                     10,000                         10.2469
June 27, 1997                        200(1)                       9.5109(2)
June 27, 1997                        800                         10.1250(2)
July 16, 1997                     10,000                         10.6875
July 17, 1997                        500(1)                      10.3261(2)
July 21, 1997                     14,000                         10.5804
July 22, 1997                     21,000                         10.7500
July 23, 1997                     30,000                         11.0208
August 4, 1997                     1,000                         10.6250
August 7, 1997                    10,000                         10.8750
August 8, 1997                    40,000                         10.7500

                               Page 3 of 6 Pages
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       Date              Number of Shares Purchased          Price Per Share
------------------     ------------------------------     ---------------------
August 11, 1997                   19,000                         10.7500
August 12 1997                     5,000                         10.7500
August 13, 1997                   18,500                         10.4872
August 14, 1997                    9,400                         10.4375

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(1)   Purchased on the Berlin Stock Exchange.
(2) Rounded to the nearest one one-hundredth of a cent after converting from West German Deutsche marks to U.S. dollars at prevailing exchange rates.

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

                               Page 4 of 6 Pages
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 1997                       Bankgesellschaft Berlin AG


                                            By: /s/ E. Joseph Carrico
                                               -------------------------------
                                                Name:  E. Joseph Carrico
                                                Title: Director



                                            By: /s/ Gregory L. Melville
                                               -------------------------------
                                                Name:  Gregory L. Melville
                                                Title: Assistant Director

                               Page 5 of 6 Pages
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                                   EXHIBIT A


    Karl Lotter no longer serves as a member of the Managing Board of the Bank.

    Dr. Dietrich Beier no longer serves as a Managing Director of the Bank.

                               Page 6 of 6 Pages